AGREEMENT
TO WAIVE FEES AND REIMBURSE EXPENSES
SELECTED INTERNATIONAL FUND
CLASS S SHARES
THIS AGREEMENT is made this 1st day of September, 2018, between Selected International Fund, Inc, a Maryland corporation (“SIF”) and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado (“DSA”).
RECITALS:
WHEREAS, SIF is a registered, open-end management investment company; and
WHEREAS, SIF offers two Classes of shares (S and D); and
WHEREAS, DSA serves as the investment adviser for SIF; and
WHEREAS, both SIF and DSA agree it is important that the actual expenses of SIF Class S shares not exceed 1.15% of net assets on an annual basis;
NOW, THEREFORE, the parties hereby agree as follows:
1.	Terminate Former Agreements. The agreement for Selected International Fund dated August 1, 2013, is hereby terminated by mutual consent.
2.
Expense Caps. DSA agrees to waive fees and/or reimburse the expenses of Class S shares of SIF to the extent it is necessary to ensure that the actual expenses incurred by Class S shares, after recognizing the benefits of custody or other credits, fee waivers, and expense reimbursements, not exceed 1.15% of net assets.

3.
Duration of Agreement. This Agreement shall be effective for an initial period beginning on September 1, 2018, above stated and ending on May 1, 2020. This Agreement shall automatically renew for additional one-year periods if not terminated, in writing, by either party before May 1st of each year.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.
Selected International Fund, Inc.
By: _____________________
Doug Haines
Vice President
Davis Selected Advisers, L.P.
By Davis Investments, LLC (General Partner)
By: _____________________
Ryan Charles
Vice President